EXHIBIT 21.1

List of Subsidiaries of the Registrant
Wholly-Owned Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization
Q2 Software, Inc.	Delaware
Indirect Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization	Ownership
Centrix Solutions, LLC	Nebraska	100% by Q2 Software, Inc.
SmartyPig, L.L.C.	Iowa	100% by Q2 Software, Inc.
pingplot, L.L.C.	Delaware	100% by Q2 Software, Inc.
Cloud Lending, Inc.	Delaware	100% by Q2 Software, Inc.
Gro Solutions Inc.	Delaware	100% by Q2 Software, Inc.
Cloud Lending U.K. Ltd.	United Kingdom	100% by Cloud Lending, Inc.
Cloud Lending Australia Pty. Ltd.	Australia	100% by Cloud Lending, Inc.
MFIFLEX Tech. Pvt. Ltd.	India	100% by Cloud Lending, Inc.